REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the three months ended March 31, 2015

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

	Notes		March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents			$1,029,296	$535,114
Guaranteed Investment Certificate			-	1,500,000
Sales taxes recoverable			19,090	29,109
Prepaid expenses and deposits			112,085	51,182
			1,160,471	2,115,405
Non-current assets
Equipment	6		24,110	25,883
Total assets			$1,184,581	$2,141,288

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8		$513,872	$331,435

Non-current liabilities
Warrants denominated in a foreign currency	7	g	6,289	3,633
Total liabilities			520,161	335,068

Shareholders’ equity
Common shares	7		14,047,244	14,047,244
Contributed surplus	7		3,275,370	3,219,355
Accumulated deficit			(16,658,194)	(15,460,379)
Total shareholders’ equity			664,420	1,806,220
Total liabilities and shareholders’ equity			$1,184,581	$2,141,288

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ “Peter Jensen”	/s/ “David Hall”
Director	Director

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2015	March 31, 2014

Expenses
Research and development (Note 8)	470,712	457,989
General and administrative (Notes 6, and 8)	733,090	725,182
Loss before other items	(1,203,802)	(1,183,171)
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 7g)	(2,656)	(4,832)
Foreign exchange gain	(1,979)	(7,651)
Interest income	10,622	10,845

Total comprehensive loss	$1,197,815	$1,184,809
Basic and diluted loss per share	$(0.02)	$(0.03)

Weighted average shares outstanding	53,247,288	46,591,914

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2015	March 31, 2014

Operating activities
Comprehensive loss	$(1,197,815)	$(1,184,809)
Add items not involving cash:
Depreciation	1,773	1,542
Stock-based compensation	56,015	206,931
Change in fair value of warrants (Note 7g)	2,656	4,832

Changes in non-cash working capital balances:
Sales taxes recoverable	10,019	12,273
Prepaid expenses and deposits	(60,903)	(34,946)
Accounts payable and accrued liabilities	182,437	(35,359)
Net cash used in operating activities	(1,005,818)	(1,029,536)

Investing activities
Guaranteed Investment Certificate	1,500,000	-
Net cash provided by investing activities	1,500,000	-

Financing activities
Issuance of common shares	-	429,021
Net cash provided by financing activities	-	429,021

Increase (decrease) in cash and cash equivalents during the period	494,182	(600,515)

Cash and cash equivalents, beginning of the period	535,114	1,958,005

Cash and cash equivalents, end of the period	$1,029,296	$1,357,490

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2015 and 2014 and the year ended December 31, 2014
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2015	54,947,288	$14,047,244	$3,219,355	$(15,460,379)	$1,806,220
Stock based compensation – Note 7	-	-	56,015	-	56,015
Net loss for the period	-	-	-	(1,197,815)	(1,197,815)
Balance, March 31, 2015	54,947,288	$14,047,244	$3,275,370	$(16,658,194)	$664,420

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2014	48,118,609	$9,430,914	$2,305,713	$(10,261,968)	$1,474,659
Shares issued upon exercise of warrants for cash at US $0.50 – Note 7(b)	771,812	469,256	-	-	469,256
Stock based compensation – Note 7	-		206,931	-	206,931
Net loss for the period	-	-	-	(1,184,809)	(1,184,809)
Balance, March 31, 2014	48,890,421	$9,900,170	$2,512,644	$(11,446,777)	$966,037

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2015 and 2014 and the year ended December 31, 2014
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2014	48,118,609	$9,430,914	$2,305,713	$(10,261,968)	$1,474,659
Shares issued upon exercise of warrants for cash at US $0.50 – Note 7(b)	1,508,512	1,046,667	-	-	1,046,667
Shares issued for cash at CAD $0.75 – Note 7(b)	5,320,167	3,990,125	-	-	3,990,125
Finder’s fees – Note 7(b)	-	(420,462)	129,247	-	(291,215)
Stock based compensation – Note 7	-	-	784,395	-	784,395
Net loss for the year	-	-	-	(5,198,411)	(5,198,411)
Balance, December 31, 2014	54,947,288	$14,047,244	$3,219,355	$(15,460,379)	$1,806,220

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  The Company’s reporting jurisdiction is British Columbia.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the three month period ended March 31, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2014 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2014 annual financial statements. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 29, 2015.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)	Going Concern of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At March 31, 2015 the Company, is in the research stage, has accumulated losses of $16,658,194 since its inception and expects to incur further losses in the development of its business.  The Company has working capital of $646,599 at March 31, 2015; however it will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a)	Going Concern of Operations - continued

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2014 annual financial statements.

4.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2015

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2015 or later periods. The following new standards, amendments and interpretations have been adopted in these condensed consolidated interim financial statements.

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended standard IFRS 7 Financial Instruments: Disclosure outlines the disclosures required when initially applying IFRS 9 Financial Instruments.  The standard is effective for annual periods beginning on or after January 1, 2015.  The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

4.           Accounting Standards, Amendments and Interpretations - continued

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2015 - continued

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

b)	Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2015. They have not been early adopted in these financial statements, and are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

At March 31, 2015, there were 1,700,000 common shares held in escrow and no performance conditions were met (Year ended December 31, 2014 no performance conditions were met). Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the period ended March 31, 2015 (Year ended December 31, 2014: $nil) The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

6.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2014	$14,249	$39,559	$53,808
Additions	-	-	-
Disposals	-	-	-
At March 31, 2015	14,249	39,559	53,808
Depreciation: At December 31, 2014	7,496	20,429	27,925
Charge for the period	338	1,435	1,773
Elimination on disposal	-	-	-
At March 31, 2015	7,834	21,864	29,698
Net book value at March 31, 2015	$6,415	$17,695	$24,110

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2013	$14,249	$29,394	$43,643
Additions	-	10,165	10,165
Disposals	-	-	-
At December 31, 2014	14,249	39,559	53,808
Depreciation: At December 31, 2013	7,496	20,429	27,925
Charge for the year	1,538	6,068	7,606
Elimination on disposal	-	-	-
At December 31, 2014	7,496	20,429	27,925
Net book value at December 31, 2014	$6,753	$19,130	$25,883

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)  Issued and Outstanding:

During the three month period ended March 31, 2015:

There were no share capital transactions during the three month period ended March 31, 2015.

During the year ended December 31, 2014:

(i)
The Company issued common shares upon the exercise of warrants that had been issued February 28, 2012 through April 20, 2012. The Company issued 1,508,512 common shares at a price of US$0.50 per share for gross proceeds of $834,218, plus $212,449 being the fair value of the warrants on the date of exercise (note 7(g)). A total of $1,046,667 was recognized in common stock.

(ii)
The Company completed private placements consisting of a total of 5,320,167 units at a price of $0.75 per unit for total gross proceeds of $3,990,125. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $1.00 per share during the first year and $1.25 per share during the second year. Finder’s fees of $291,215 were paid in cash, and 356,333 agent’s warrants with a 24 month life, and an exercise price of $0.75 per agent’s warrant were issued.  The fair value of the agent’s warrants have been estimated using the Black-Scholes option pricing model.  The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 89%; (3) a risk-free interest rate of 1.06%; (4) an expected life of 24 months.  The value assigned to the agent’s warrants was $129,247.

c)     Stock Option Plans:

(i)
On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after six to seven years.  Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

d)  Fair value of Company Options Issued from January 1, 2014 to March 31, 2015

During the three month period ended March 31, 2015, Nil options were granted to employees and consultants of the Company, and Nil options were forfeited (for the three months ended March 31, 2014: 900,000 granted and 150,000 forfeited).

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2015	2014
Risk fee rate	N/A	1.71%
Expected life (years)	N/A	5.2
Volatility	N/A	89%
Expected Dividend	N/A	$-
Expected forfeiture rate	N/A	0%
Exercise price	N/A	$0.66
Grant date fair value	N/A	$0.57

The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)     Stock-based Compensation

The Company recognized a fair value of $56,015, as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; for the three months ended March 31, 2015 (for the three months ended March 31, 2014 - $206,931).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the three months ended March 31, 2015 and the year ended December 31, 2014 is as follows:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2015	4,890,000	$0.67
Granted	-	-
Exercised	-	-
Forfeited	-	-
Cancelled	-	-
Outstanding, March 31, 2015	4,890,000	$0.70
Exercisable, March 31, 2015	4,505,000	$0.71

Outstanding, January 1, 2014	3,810,000	$0.64
Granted	1,280,000	0.64
Exercised	-	-
Forfeited	(200,000)	0.65
Cancelled	-	-
Outstanding, December 31, 2014	4,890,000	$0.67
Exercisable, December 31, 2014	4,197,500	$0.69

As at March 31, 2015, the range of exercise prices for options outstanding under the Company Stock Option Plan is CAD$0.41 - US$1.00 (2014: CAD$0.41 - US$1.00) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 3.85 years (2014: 4.83 years).

f)     Escrow Shares

Pursuant to the Acquisition described in Note 5, at March 31, 2015:

i)
1,700,000 (December 31, 2014: 1,700,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share.  During the three month period ended March 31, 2015, no shares were released from escrow (year ended December 31, 2014: nil). The Company recognized a fair value of $nil, (December 31, 2014: $nil) as stock based compensation expense in the statement of operations for the period.

ii)	Nil (December 31, 2014: Nil) common shares are being held in escrow under a pooling agreement and were subject to a timed release schedule under which:

a)	15% were released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);
b)	15% were released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;
c)	the remaining 10% were released on the first day of the ninth fiscal quarter after the First Quarter.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

During the three months ended March 31, 2015 Nil (December 31, 2014: 1,754,894) common shares were released from escrow in accordance with the terms of a pooling agreement.  As at March 31, 2015, all the common shares have been released from the pooling arrangement. The releases of the shares from escrow are non-compensatory.

As the release of these shares is certain, they have been included in the calculation of loss per share.

On January 13, 2014, the Company’s common shares commenced trading on the TSX Venture Exchange as a Tier 1 issuer under its current trading symbol “RP”. RepliCel’s common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with the Company’s listing on the TSX Venture Exchange, 23,508,682 common shares, which represents approximately 49% of the Company’s issued and outstanding shares, were escrowed, with 25% of the escrowed shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 1,400,000 shares are also subject to escrow under the same release schedule.  At March 31, 2015, 5,877,172 shares and 350,000 stock options are held under escrow.  The releases of the shares from escrow are non-compensatory.

g)     Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding		Weighted Average Exercise Price
Outstanding, January 1, 2015	250,000	$	US 2.00
Exercised	-		-
Expired	-		-
Outstanding, March 31, 2015	250,000	$	US 2.00

	Warrants Outstanding		Weighted Average Exercise Price
Outstanding, January 1, 2014	2,125,046	$	US 0.68
Exercised	(771,812)		US 0.50
Expired	(333,867)		US 0.50
Outstanding, March 31, 2014	1,019,367	$	US 0.87

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s condensed consolidated interim statement of financial position and are fair valued at each reporting period.

During the three month period ended March 31, 2014, 771,812 warrants were exercised for US$0.50 per warrant. The Company issued 771,812 common shares for cash proceeds of CAD$429,021 (see note 7(b)).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

The warrants entitle holders to purchase an aggregate of 250,000 common shares. The assumptions used to determine the fair value of $6,289 at March 31, 2015 were as follows: (1) risk-free rate of 1.26%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 14 months; (5) share price of US$0.45; and (6) an exercise price of US$2.00.

The assumptions used to determine the fair value of $3,633 at December 31, 2014 were as follows: (1) risk-free rate of 1.00%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 17 months; (5) share price of US$0.32; and (6) an exercise price of US$2.00.

The change in the fair value of the warrants for the three months ended March 31, 2015 was a loss of $2,656 (March 31, 2014 – loss of $4,832) and was recorded in the condensed consolidated interim statement of comprehensive loss.

	March 31, 2015	December 31, 2014
Warrants denominated in a foreign currency, opening balance	$3,633	$208,387
Fair value of warrants issued	-	-
Fair value of warrants exercised (note 7 (b))	-	(212,449)
Change in fair value of warrants	2,656	7,695
Warrants denominated in a foreign currency, closing balance	$6,289	$3,633

h)      Warrants

The number of warrants outstanding at March 31, 2015, each exercisable into one common share, is as follows:

	Warrants Outstanding		Weighted Average Exercise Price	Expiry
May 12, 2012	250,000		US$ 2.00	May 17,2016(Note 7(g))
April 10, 2013	1,643,555		CAD$ 0.50	April 10, 2016 (Note 13)
May 21, 2013	400,000		CAD$ 0.50	May 21, 2016 (Note 13)
May 9, 2014	3,717,167		CAD$ 1.00	May 9, 2016
May 9, 2014	297,373		CAD$ 0.75	May 9, 2016
May 21, 2014	737,000		CAD$ 1.00	May 21, 2016
May 21, 2014	58,960		CAD$ 0.75	May 21, 2016
June 16, 2014	866,000		CAD$ 1.00	June 16, 2016
Outstanding, March 31, 2015	7,970,055	$	CAD 0.90

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

8.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31, 2015	December 31, 2014
Companies controlled by directors of the Company	$5,250	$-
Directors or officers of the Company	9,993	9,127
	$15,243	$9,127

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended
	March 31, 2015	March 31, 2014
Research and development	$58,916	$56,822
	$58,916	$56,822

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended
	March 31, 2015	March 31, 2014
General and administrative – salaries	$98,750	$101,250
Stock-based compensation	-	26,754
	$98,750	$128,004

9.      Financial Instruments and Risk Management

As at March 31, 2015, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

• Currency risk;
• Credit risk;
• Liquidity risk; and
• Interest rate risk.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

9.      Financial Instruments and Risk Management - continued

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At March 31, 2015 the Company held US dollar cash balances of $128,848 (US$101,920) (December 31, 2014: $296,880 or US$255,184). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$1,288 (US$1,019) on the cash balance held March 31, 2015.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at March 31, 2015:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$513,872	$513,872

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

9.     Financial Instruments and Risk Management - continued

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Classification	Level	March 31, 2015	December 31, 2014

Cash and cash equivalents	Loans and receivables	Level 1	$ 1,029,296	$ 535,114
Guaranteed Investment Certificate	Loans and receivables	Level 1		1,500,000
			$ 1,029,296	$ 2,035,114

Financial liabilities included in the statement of financial position are as follows:

	Classification	Level	March 31, 2015	December 31, 2014
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	Level 2	$513,872	$ 331,435
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	Level 2	6,289	3,633
			$ 520,161	$ 335,068

There were no changes to the Company’s fair value measurement levels during the year ended March 31, 2015 (2014: no change).  The Company does not have any level 3 fair value measurements (2014: none).

10.   Commitments

The Company has entered into an operating lease agreement for its office premises.  The term of the lease is for three years ending on October 31, 2015 and the annual commitments under the lease are as follows:

2015	2016
$82,332	$-

11.   Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2015
(Stated in Canadian Dollars)
(Unaudited)

11.  Capital Management – continued

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company considers shareholders equity and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time  without  penalties. There has been no change in the Company’s approach to capital management during the three month period ended March 31, 2015.

12.   Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

13.   Events after the Reporting Date

On April 7, 2015, the Company extended the term of 1,643,555 and 400,000 common share purchase warrants with initial expiration dates of April 10, 2015 and May 21, 2015 respectively. The Company has received approval to extend the expiry date for a period of one year to April 10, 2016 and May 21, 2016, respectively.